UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAI INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12477X106
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    12477X106

1	NAMES OF REPORTING PERSONS
Hiromitsu Ogawa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,381,574

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,381,574

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,381,574

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.1%

12	TYPE OF REPORTING PERSON
IN

Item 1(a).	Name of Issuer:

CAI International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Steuart Tower
1 Market Plaza, Suite 900
San Francisco, California 94105

Item 2(a).	Name of Persons Filing:

Hiromitsu Ogawa

Item 2(b).	Address of Principal Business Office, or if None, Residence:

c/o CAI International, Inc.
Steuart Tower
1 Market Plaza, Suite 900
San Francisco, California 94105

Item 2(c).	Citizenship:

Mr. Ogawa is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

12477X106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

As of the date of this filing, Hiromitsu Ogawa beneficially owns the aggregate number and percentage of common stock of CAI International, Inc. as set forth below:

(a)	Amount beneficially owned:	4,381,574 shares (1)
(b)	Percent of class:	21.1% (2)
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:	4,381,574 shares (1)
	(ii) Shared power to vote or to direct the vote:	-0-
	(iii) Sole power to dispose or to direct the disposition of:	4,381,574 shares (1)
	(iv) Shared power to dispose or to direct the disposition of:	-0-

(1)    Consists of (i) 1,212,433 shares held directly by Mr. Ogawa, (ii) 2,675,214  shares held by the Ogawa Family Trust dtd 7/6/98 and (iii) 493,927 shares held by the Ogawa Limited Partnership.  Mr. Ogawa is the trustee of the Ogawa Family Trust dtd 7/6/98, which is the general partner of the Ogawa Limited Partnership.

(2)    Percentage calculated based on 20,788,277 shares of common stock outstanding as of December 31, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
(Date)

/s/ Hiromitsu Ogawa
Hiromitsu Ogawa